Exhibit 99.2

CTRIP.COM INTERNATIONAL, LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CTRP)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 21, 2015

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Ctrip.com International, Ltd. (the “Company”) will be held at Building 16, Sky SOHO, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China on December 21, 2015 at 16:00(Beijing time), and at any adjourned or postponed meeting thereof, for the following purposes:

1.      To consider and, if thought fit, pass the following resolution as a special resolution:

“RESOLVED, as a special resolution:

THAT the second amended and restated memorandum and articles of association of the Company (“New M&AA”) is hereby approved and adopted to

(i)                         increase the authorized share capital of the Company from ‘US$1,000,000 divided into 100,000,000 ordinary shares of a nominal or par value of US$0.01 each’ to ‘US$5,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.01 each; and

(ii)                      incorporate the amendments to the currently effective amended and restated memorandum and articles of association of the Company adopted by the shareholders of the Company on October 17, 2006 and October 26, 2012 (the “Historical Amendments”), respectively, into the New M&AA, and further amend and restate the relevant articles involved in Historical Amendments to

‘80.  There shall be a Board of Directors (the “Board”) consisting of not more than nine (9) Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board.  Three (3) Directors (each, a “Founder Director”) shall be appointed by the Company’s founders consisting of James Jiangzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan (collectively, the “Founders”), subject to the approval of a majority of the Independent Directors (as such term is defined under applicable NASDAQ marketplace rules). One (1) Director shall be the then current Chief Executive Officer of the Company. The remaining Directors (each, an “Ordinary Director”) shall be elected or appointed by the Board in accordance with Article 83 or by the Members at general meeting.  The Members may by Ordinary Resolution appoint any person to be an Ordinary Director, and may in like manner remove any Ordinary Director and appoint another person in his place.

81.    [Intentionally omitted.]

82.    Subject to Article 117, each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified pursuant to Article 80.

83.    Newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the Directors then in office even though less than a quorum, or by a sole remaining director.  In the event of any increase or decrease in the authorized number of Directors, each Director then serving as such shall nevertheless continue as a Director until the expiration of his or her current term or his or her death, retirement, removal or resignation.  In the event of a vacancy in the Board, the remaining Directors may exercise the powers of the full Board until the vacancy is filled.  No decrease in the number of directors constituting the Board shall shorten the term of any incumbent Director.’

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

The AGM will also serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on November 16, 2015 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

Shareholders and ADS holders may obtain a copy of the Company’s 2014 annual report on Form 20-F, free of charge, from the Company’s website at http://ir.ctrip.com, or by writing to Investors Relations Department, Ctrip.com International, Ltd., Building 16, Sky SOHO, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China, or by email to iremail@ctrip.com.

By Order of the Board of Directors,
Ctrip.com International, Ltd.

/s/James Jianzhang Liang
Chairman

Shanghai, PRC
November 13, 2015